May 1, 2017

Mr. Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comcast Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 3, 2017

Form 8-K Filed January 26, 2017

File No. 001-32871

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 3, 2017, relating to the review of our Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and the Form 8-K filed January 26, 2017 (the “Form 8-K”). For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.	A press release on the NBCUniversal.com website dated January 13, 2016 states that NBCUniversal International signed a long-term deal with OSN, a pay-TV network in the Middle East and North Africa, granting OSN exclusive rights to NBCUniversal International content including the Syfy channel. The OSN.com website provides TV scheduling for its services in Sudan and Syria that include the Syfy channel and programming produced by Universal Pictures, an entity you identify on page 1 of the 10-K as included in your filmed entertainment business segment.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, joint venture partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Securities and Exchange Commission	May 1, 2017

Response

Comcast Corporation is a global media and technology company with two primary businesses, Comcast Cable Communications and NBCUniversal Media, LLC (“NBCUniversal”). NBCUniversal develops, produces, and distributes entertainment, news and information, sports, and other content for global audiences.

Comcast Corporation and its subsidiaries have robust systems in place with respect to compliance with U.S. economic sanctions and export controls and regularly confer with and obtain advice from outside counsel regarding both specific activities undertaken and sanctions and export control compliance more generally.

NBCUniversal has not had any agreements and/or commercial arrangements with the governments of either Syria or Sudan during the last three fiscal years or the three months ended March 31, 2017 (the “Relevant Time”). NBCUniversal has had minimal contacts with Sudan and Syria during the Relevant Time as described below. We note that, although Sudan has not yet been removed from the list of state sponsors of terrorism, pursuant to a general license issued on January 17, 2017 by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), U.S. persons are currently generally permitted to transact with individuals and entities in Sudan. Further, Executive Order 13761, dated January 13, 2017, provides for the revocation of the sanctions provisions in prior Sudan-related Executive Orders on July 12, 2017, if the Government of Sudan sustains certain positive actions.

We do not have business offices or ongoing operations located in Sudan or Syria. While our general approach is to exclude Sudan and Syria, as well as other countries subject to U.S. economic sanctions, from NBCUniversal’s distribution, programming, and licensing contracts, occasionally Sudan and/or Syria have been included within a larger territory covered in certain contractual arrangements in a manner consistent with OFAC regulations based on the application of guidance related to the “general inventory rule” and/or the informational materials exemption. In addition, NBCUniversal has engaged in certain occasional journalistic activities in Sudan and Syria covered by OFAC licenses and/or exemptions. NBCUniversal also has engaged in intellectual property protection activities in Sudan and Syria covered by OFAC licenses. The only direct and indirect contacts with Sudan or Syria during the Relevant Time that we have identified fall into the following three categories, which are further described in detail below:

1.	Journalistic activities and related transactions. Our NBCUniversal news operations conduct newsgathering across the world, and they have periodically conducted newsgathering and related journalistic activities in Sudan and Syria and likely may continue to do so in the future.

2.	Distribution agreements related to the distribution of NBCUniversal’s programming. Our international cable channels business, television content distribution business, filmed entertainment business, and Telemundo’s international business operations have pan-regional license agreements with third parties who distribute content in the Middle East and North Africa, which, in some cases, include Sudan and Syria in their footprints.

3.	Intellectual property filings in Syria and Sudan to protect intellectual property assets.

Journalistic Activities and Related Transactions. Our NBCUniversal news operations are leaders in newsgathering, production, and reporting worldwide breaking, developing, and on-going news. To cover news related to the ongoing issues of public concern in the Middle East and Africa, NBCUniversal journalists and support personnel have engaged in journalistic activities and transactions in Syria and Sudan during the Relevant Time. Consistent with OFAC’s long-standing support of journalistic activities and the unfettered dissemination of important international news events to the American public and worldwide, NBCUniversal has carried out these activities and transactions involving Syria under licenses issued by OFAC or pursuant to an exemption from OFAC regulations for journalistic

Securities and Exchange Commission	May 1, 2017

activities in the case of Sudan. We anticipate that, as news events warrant, NBCUniversal journalists and support personnel will continue to engage in similar activities and transactions in Syria and possibly in Sudan. In those cases, NBCUniversal will continue to operate in Syria pursuant to specific licenses from OFAC, consistent with past practices and applicable law, and should the general prohibitions on transactions with Sudan be reinstated, NBCUniversal expects to conduct any activities in Sudan pursuant to the applicable journalistic activities exemption.

Distribution Agreements. During the Relevant Time, we have had several regional distribution or programming agreements covering large territories across Africa and/or the Middle East that have included Syria and/or Sudan within the applicable territory. Below is a summary of those agreements:

•	A programming distribution agreement with GULF DTH LDC (OSN) to distribute some of our cable networks programming in the Middle East and Africa. While this agreement allows for distribution into Sudan and Syria, among many other countries, NBCUniversal networks were not actually distributed in either country during the Relevant Time.

•	A programming distribution agreement with Century Sun International (Star Times) to distribute some of our cable networks programming in multiple countries in Africa. While this agreement allows for distribution in Sudan, NBCUniversal networks were not actually distributed in Sudan during the Relevant Time.

•	A programming distribution agreement with PTY Limited to distribute some of our cable networks, studio production operations, and Telemundo programming in various countries in Africa, including Sudan.

•	A programming distribution agreement with beIN Sports MENA W.L.L. to distribute programming of some of DreamWorks Animation’s programming in certain countries in Africa and the Middle East, including Sudan and Syria.

•	A programming distribution agreement with Econet Media Limited to distribute programming of some of DreamWorks Animation’s programming in certain countries in Africa, including Sudan.

•	Pan-regional agreements with a relatively small number of television channels and streaming services to carry individual NBCUniversal shows or movies in certain countries in the Middle East and Africa. None of the channels or services are located in Sudan or Syria. These content distribution agreements include content that is occasionally distributed in Syria and Sudan.

•	NBCUniversal maintains a joint venture, UIP, with Paramount Pictures to distribute films to theatres located in certain international jurisdictions. UIP’s distributor for the Middle East region will, on occasion, distribute films into Syria.

We have concluded that the limited distribution of our programming under the agreements above are consistent with OFAC regulations based on the application of guidance related to the “general inventory rule” and/or the informational materials exemption. Even for the agreements where programming is actually distributed to subscribers in Sudan and/or Syria, the percentage of total distribution to such countries under the relevant agreement is extremely minimal, and none of the programming or networks is specifically intended or targeted toward either country.

Intellectual Property Filings. We have made filings to protect our intellectual property in Syria and Sudan.  Actions to protect intellectual property rights in Syria and Sudan are consistent with OFAC regulations pursuant to a general license authorizing transactions related to patents, trademarks, copyrights, and other intellectual property.

Securities and Exchange Commission	May 1, 2017

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

The contacts and business arrangements described above are not material to our business, either individually or in the aggregate. Journalistic activities related to our NBC News operations do not generate revenue directly attributable to reporting on news activities in Sudan or Syria, and the costs to conduct such operations are minimal. The costs to file intellectual property protections in Syria are also minimal. In addition, the costs to administer the distribution agreements described in response to Comment 1 above are minimal, and the revenues attributable to such agreements are not material to our financial results, even when aggregating all of such agreements together. As noted above, all of such distribution agreements cover multiple countries.

The analysis below provides our reasonable estimate of the revenue allocable to subscribers both in Sudan and Syria who received programming pursuant to the distribution agreements described in Comment 1.

	2016	2015	2014
Aggregate Revenue Under Distribution Agreements Allocated to Subscribers in Sudan and Syria	$1.8 million	$1.3 million	$1.3 million
% of Comcast Revenue	< .0023%	< .0017%	< .0019%

Given the proximity of submitting this response with the filing of our Form 10-Q for the quarter ended March 31, 2017, we have omitted from the table above financial information for such quarter. However, we confirm that relative percentage of revenues associated with such agreements should not change in any material respect from what is reported in the table above for the years ended December 31, 2014, 2015 and 2016.

We respectfully submit that we do not believe a reasonable investor would consider the contacts and business arrangements described in our response to Comment 1 to be qualitatively important in making an investment decision or otherwise present an investment risk. We believe that our investors understand that we likely will have contacts with countries that are targeted by OFAC sanctions due to the nature of our news organizations and the international programming reach of our content. NBCUniversal news organizations cover breaking news around the world and have reported for many years on issues in the Middle East. In addition, the contractual arrangements do not involve any assets or investments within Syria or Sudan that are at risk of seizure or other loss that could present a material investment risk to our investors. We further believe that having NBCUniversal programming distributed in territories across Africa and the Middle East, including to a small number of subscribers in Syria and Sudan, is consistent with U.S. foreign policy interests.

Securities and Exchange Commission	May 1, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate and Other, page 42

3.	In future filings please enhance your disclosure relating to your intentions or plans to launch a new wireless service. For example, disclose the status of the new service, including whether you intend to limit the initial launch to a particular geographic area. Similarly, disclose in greater detail the terms of your virtual network operator rights, include the identity of the third party whose wireless network you plan to use to provide your Comcast-branded service. Also, as discussed by your CEO in recent earnings’ calls, please disclose your intention to add your wireless product to your multi-product bundles.

Response

In response to the Staff’s comment, we have enhanced our disclosure relating to our new wireless service in our Form 10-Q for the Quarter ended March 31, 2017 filed on April 27, 2017.

Form 8-K filed on January 26, 2017

Exhibit 99.1

4.	We note that you present a measure titled “Operating Cash Flow” in the highlights section of your earnings release, and elsewhere including the Condensed Consolidated Statement of Income attached as Table 1. We also note that your definition and computation of operating cash flow differs from the calculation of cash flows from operating activities in the statement of cash flows under U.S. GAAP. Accordingly, please revise the title “Operating Cash Flows” to provide a more appropriate description of this measure. In this regard we note that you title this line item “Operating income before depreciation and amortization” in Table 4. Please comply with this comment in your next earnings release.

Response

In response to the Staff’s comment, we have changed the title of “Operating Cash Flow” to “Adjusted EBITDA” in our earnings press release, dated April 27, 2017, for the quarter ended March 31, 2017.

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Securities and Exchange Commission	May 1, 2017

Please do not hesitate to call me at (215) 286-7564 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Arthur R. Block
Arthur R. Block Executive Vice President, General Counsel and Secretary Comcast Corporation

cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Cavanagh, Chief Financial Officer

Daniel C. Murdock, Senior Vice President, Chief Accounting Officer and Controller

Jeffrey A. Honickman, Director and Chairman of Audit Committee

Bruce K. Dallas, Davis Polk & Wardwell LLP

John Malvisi, Deloitte & Touche LLP